UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: December 7, 2007**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**58-1445060**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Section 5	Corporate Governance and Management

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 7, 2007, Morris Publishing Group, LLC ("Morris Publishing") issued a press release announcing the retirement of Carl N. Cannon, executive vice president of newspapers for Morris Publishing and publisher of Morris Publishing's *Florida Times-Union*. Mr.Cannon will step down as publisher and executive vice president at the Morris Publishing Group at the end of December. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Section 9	Financial Statements and Exhibits

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
99.1	Press release dated December 7, 2007 announcing the retirement of Carl N. Cannon, executive vice president of newspapers for Morris Publishing Group and publisher of the Morris Publishing Group's *Florida Times-Union*.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **December 7, 2007** **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

For Immediate Release
December 7, 2007

Florida Times-Union Publisher Carl Cannon to Retire

AUGUSTA, Ga.(December 7, 2007)— Carl N. Cannon, executive vice president of newspapers for Morris Publishing Group and publisher of *The Florida Times-Union,* will step down as executive vice president and publisher at the end of December and retire from Morris Communications Company in August 2008. The announcement was made today by William S. Morris III, chairman of Morris Communications.

Cannon has been with Morris Communications for 42 years and has been publisher of the *Times-Union* in Jacksonville since 1990. After he leaves these positions, he will continue with Morris Communications, Morris Publishing's parent company, as an executive vice president focusing on corporate duties, including the company's visitor publications in Europe, until his retirement.

"Carl Cannon is one of the finest executives I have ever had the pleasure of working with," Mr. Morris said. "His leadership skills and management expertise have been instrumental in helping our company grow and prosper over his career, and he will be deeply missed."

Cannon, a native of Vidalia, Ga., began his career with Morris Communications in 1965 as an advertising sales representative at *The Augusta Chronicle* after graduating from the Henry W. Grady School of Journalism at the University of Georgia.

He was retail advertising manager at the *Chronicle* in 1972, when he was promoted to advertising director of the *Lubbock* (Texas) *Avalanche-Journal*. In January 1983 he became general manager of the *Amarillo* (Texas) *Globe-News*. In July 1988 he was named Western Group newspaper manager on the corporate staff of Morris Publishing.

"I've had a wonderful career with Morris, especially my time as publisher here," Cannon said. "I admire the quality of the people who work at the *Times-Union*, and the quality of the products they put out and their commitment to Jacksonville.

"Although I will miss the day-to-day operational role, I feel as though the time is right to step down. I have enjoyed the many years I have been with the Morris family and look forward to further corporate work until I formally retire."

Cannon has participated in numerous community activities in Jacksonville and said he expects to stay involved. He has served on the boards of and held the chairman's position for the Jacksonville Symphony Association, The Gator Bowl Association, YMCA of Florida's First Coast, and the Jacksonville Zoo and Gardens. He is past president of the Florida Press Association and the Florida Press Service, and is president-elect of the Jacksonville Downtown Rotary. He and his wife, Rita, have three children and five grandchildren.

William S. Morris IV, president and CEO of Morris Publishing Group, said Cannon was a great support when he was publisher of the *St. Augustine* (Fla.) *Record.*

"Carl taught me much about the newspaper profession, as well as about being a good father and husband. He has made a very valuable contribution to our company during his tenure and he has done a wonderful job of leading the newspaper during some interesting times in its history and that of the city of Jacksonville."

James Currow, executive vice president of newspapers for Morris Publishing Group, will become interim publisher until a new publisher is named.

Morris Communications Company, LLC is a privately held media company based in Augusta, Ga. with diversified holdings that include newspaper publishing, visitor guide publishing, outdoor advertising, magazine publishing, radio broadcasting, book publishing and distribution and online services.

Morris Publishing Group, LLC is a wholly owned subsidiary of Morris Communications Company, LLC. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines, and other free community publications in the Southeast, Midwest, Southwest and Alaska.

For more information, visit Morris Communication's Web site, morris.com.

For further information, please contact:
William S. Morris IV
President and Chief Executive Officer
Morris Publishing Group, LLC
706-724-0851
wsmiv@morris.com